WEFUNDER Explore News FAQ Search Raise Money

PROMSOCIAL

2019 Report

Dear investors,

Very thankful for all of our investors who believed in us! We will continue pushing on our mission of making prom fun, safe and affordable for all students.

We need your help!

Continue connecting us with schools, students and interested retailers.

Sincerely,

Ed Abdel-Malak
Co-Founder & CEO

Ravi Koltur
Co-Founder & CTO

Darrel D. Frater
Co-Founder & VP Growth & Marketing

Michael Hudak
Co-Founder & COO

Our Mission

In 5 years we expect to be the go-to platform for everything prom.

See our full profile

How did we do this year?

Report Card

B+

The Good

- Grew user base to over 10k
- Started generating revenue
- Finalist for Shark Tank Season 11

The Bad

- Covid and the impact on prom
- Revenue Generation
- Continued user growth through Covid

2019 At a Glance

July 1 to December 31



$$$$

$100
Revenue



-$24,000
Net Loss



IOU!

$1,000
Short Term Debt



$0
Raised in 2020



$11,000
Cash on Hand

We ❤ Our
85 Investors

Thank You For Believing In Us

Devraj Ram
Karel Krestan
Jeff Braisted
Bruno Surpris
Anjanee Hiralall
James V. Bullis
Sara Kuti
Vincent Lee Harris
Jay Milkiewicz
Jezrel White
Alexandria Hall
Aaron George
Jonathan Martinez
Wardell Carter
Sean Mikhail
David Johnson
Dwaine Wii
Steven Osborn
Burton Hartwell
Jordan Roque
Karthik Thenkondar
Gulab Tejwani
Allen Killiebrew
Michael Fink
James Spann Jr
Christopher Calvi
Franklin Tapia
Zakiya Dixon
Cordell Blair
Mohammed S Rais
Michael Amodio
Jonathan Martinez
Christopher Felton
Marie Nelson
Shemar Givens
Alejandro Tirso
Victor Battle Jr
Bart Baker
Victor Raimondi
Tamara Frater
Brian Feser
Mohammad Khaleq
Nathan Brody
Mark Kreisberg
Jonathan Elias Tejeda
George Anthony Frater
Arin Hore
Fabrice Ndjakeu Tankeu
Latreil Jackson
Abdullah Al Zahrani
Eddy Morgulis
Chris Minick
Lorene Kim
Robert Abdel-Malak
John Zammit
Abraham Sobo
Berod Merilus
Matt Mercurio
Liat Wolman
Sean Burnett
John Hobbs
Rosemarie Craig
Bishoy Azer
Ariel Margolis
David Montross
Joseph Oseghale
Justin Corbalis
Tina L Epstein
Susan Mc Guinness Getzin...
Peter Okoh
John Kevin Stophel
Stacia Eady
Ampadu Frimpong
William Dorn
Joe Donell
Keon Heverly
Ross Wiedman
Harsh Vardhan Singh
Rudy Mosqueda
Travis Grace
Keith Miles, Jr.
Brittany White
Luke Kampen
Maturu .S. Rao
Ruben Garcia

Thank You!

From the PromSocial Team



Ed Abdel-Malak
Co-Founder & CEO



Ravi Koltur
Co-Founder & CTO



Darrel D. Frater
Co-Founder & VP Growth & Marketing



Michael Hudak
Co-Founder & COO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Edward Abdel-Malak	Director @ Vitech Systems Group	2019
Michael Hudak	Timberman @ Northeast Remsco Local Union 1556	2019
Ravi Koltur	Founder & CEO @ AD3I Systems Inc	2019

Officers

OFFICER	TITLE	JOINED
Edward Abdel-Malak	Chairman of the board	2019
Michael Hudak	COO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Michael Hudak	3,887,500 Common Stock	38.9%
Edward Abdel-Malak	3,887,500 Common Stock	38.9%

Past Equity Fundraises

None.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	10,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Michael Hudak is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Edward Abdel-Malak is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Prom goers may choose other means outside of PromSocial to plan for and execute prom which would have a material impact on our ability to grow and be successful in achieving our growth targets.

Prom retailers may choose to not advertise with PromSocial which would materially impact our revenue targets.

High schools may not initially embrace PromSocial as quickly as our growth plans suggest which may have a material impact on our forward looking projections.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[©];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

PromSocial Inc.

- Delaware Corporation
- Organized July 2019
- 2 employees

14 Stasi Ct
Old Bridge NJ 08857

https://www.promsocial.com/

Business Description

Refer to the PromSocial profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

PromSocial is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/promsocial/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*